DOMINION PARTNERS, L.C.

Notes to Financial Statements

1.   **Summary of Significant Account Policies:**

Nature of Business: Dominion Partners, L.C. (the "Company"), is a broker-dealer organized in the Commonwealth of Virginia on July 16, 2006. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm that provides merger and acquisition and financial restructuring advisory services. Its customers are principally small and medium sized businesses in the eastern United States.

Revenue Recognition: Investment banking income is earned from providing merger and acquisition and financial restructuring advisory services. Fees are recorded as revenue when the related service has been rendered.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances in one financial institution insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The company periodically has funds in excess of federally insured limits.

A substantial portion of the Company's revenues in a year may be received from a small number of transactions. During 2018, three customers accounted for 80% of revenue. As of December 31, 2018, one customer accounted for 100% of the accounts receivable balance.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Cash: The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable: Receivables represent amounts due for investment banking transactions. The Company considers an allowance for doubtful accounts based on factors surrounding the credit risk of customers, historical trends, and other information. No allowance was deemed necessary as of December 31, 2018.

Property and Equipment: Purchases of property and equipment in excess of $2,500 are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 5 to 7 years.

1. **Summary of Significant Account Policies, Continued:**

   Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its partners report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

   Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

   Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2018.

   New Accounting Pronouncements:

   Revenue Recognition: In May 2014, the FASB issued *ASU 2014-09 – Revenue Recognition from Contracts with Customers (Topic 606).* The update modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for annual reporting periods beginning after December 15, 2018. The company is currently evaluating the reporting and economic implications of the new standard.

   Leases: In February 2016, the FASB issued ASU 2016-02 – Leases (Topic 842). The update requires lessees to recognize leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The new standard will be effective for annual reporting periods beginning after December 15, 2019. The Company is currently evaluating the reporting and economic implications of the new standard.

   Subsequent Events: Management has evaluated subsequent events through January, 21, 2019, the date the financial statements were issued and has determined that no additional disclosures are necessary.

2.   **Property and Equipment:**

Property and equipment consisted of the following at December 31, 2018:

Computer equipment	$13,421
Furniture and fixtures	7,859
	21,280
Less accumulated depreciation	(18,117)
Net property and equipment	$3,163

Depreciation expense was $2,109 for 2018.

3.   **Lease Commitments:**

The Company leases commercial office space in Richmond, Virginia under a lease agreement that expires July 31, 2021. The minimum future rental payments under the lease are $19,986 for 2019, $20,383 for 2020, and $14,843 for 2021.

Rent expense for the year ended December 31, 2018 amounted to $18,878.

4.   **Employee Retirement Plan:**

The Company sponsors a SIMPLE IRA savings plan which covers all eligible employees. The Company matches contributions up to 3% of base salary.   Total Company contributions were $47,305 in 2018, which is included in employee compensation on the accompanying statement of operations.

5.   **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2018, the Company has net capital of $85,794, which was $80,794 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.02 to 1.

The Company is exempt under Rule 15c3-3 (k)(2)(i) from preparing the Computation of Reserve Requirements Pursuant to Rule 15c3-3.

6.   **Guarantees:**

Consistent with customary investment banking practices, the Company provides certain indemnifications to its clients, many of which are generally limited to the amount of fees paid to the Company. Dominion Partners maintains certain liability insurance coverages and believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.